Exhibit 12

                    KANSAS GAS AND ELECTRIC COMPANY
        Computations of Ratio of Earnings to Fixed Charges and
     Computation of Ratio of Earnings to Combined Fiaxed Charges
         and Preferred and Preference Dividend Requirements
                       (Dollars in Thousands)
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
                                    Unaudited
                                      Twelve
                                      Months
                                      Ended
                                    March 31,
                                      1997             1996         1995           1994            1993
Net Income. . . . . . . . . . . . .  $ 91,746       $ 96,274      $110,873       $104,526        $108,103
Taxes on Income . . . . . . . . . .    36,924         36,258        51,787         55,349          46,896
     Net Income Plus Taxes. . . . .   128,670        132,532       162,660        159,875         154,999

Fixed Charges:
  Interest on Long-Term Debt. . . .    46,070         46,304        47,073         47,827          53,908
  Interest on Other Indebtedness. .    11,640         11,758         5,190          5,183           6,075
  Interest on Corporate-owned
    Life Insurance Borrowings . . .    27,674         27,636        25,357         20,990          11,865
  Interest Applicable to Rentals. .    25,521         25,539        25,375         25,096          24,967
      Total Fixed Charges . . . . .   110,905        111,237       102,995         99,096          96,815

Earnings (1). . . . . . . . . . . .  $239,575       $243,769      $265,655       $258,971        $251,814

Ratio of Earnings to Fixed Charges.      2.16           2.19          2.58           2.61            2.60



                                                            1992
                                      Pro Forma    April 1   |  January 1
                                      1992 (2)    to Dec. 31 | to March 31
                                                 (Successor) |(Predecessor)
Net Income. . . . . . . . . . . . .   $ 77,981     $ 71,941  |   $  6,040
Taxes on Income . . . . . . . . . .     20,378       23,551  |     (3,173)
     Net Income Plus Taxes. . . . .     98,359       95,492  |      2,867
                                                             |
Fixed Charges:                                               |
  Interest on Long-Term Debt. . . .     57,862       42,889  |     14,973
  Interest on Other Indebtedness. .     15,121       11,777  |      3,344
  Interest on Corporate-owned                                |
    Life Insurance Borrowings . . .      7,155        5,294  |      1,861
  Interest Applicable to Rentals. .     30,212       22,133  |      8,079
      Total Fixed Charges . . . . .    110,350       82,093  |     28,257
                                                             |
Earnings (1). . . . . . . . . . . .   $208,709     $177,585  |   $ 31,124
                                                             |
Ratio of Earnings to Fixed Charges.       1.89         2.16  |       1.10




(1)  Earnings are deemed to consist of net income to which has been added income taxes (including net deferred  investment  tax  credit)  and  fixed  charges.  Fixed  charges consist of all interest on  indebtedness, amortization  of debt  discount  and  expense, and the portion of rental expense which represents an interest factor.

(2)  The pro forma information for the year ended December 31, 1992 was derived by combining the historical information of the three month period ended March 31, 1992 (Predecessor) and the nine month period  ended December 31, 1992 (Successor).  No purchase accounting adjustments were made for  periods  prior to  the Merger in determining pro forma amounts because such adjustments would be immaterial.  (See Note 1 of Notes to Financial Statements)
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